February 20, 2008
Via EDGAR — CORRES
Timothy A Geishecker, Esq.
Attorney Advisor
Division of Corporation Finance,
United States Securities and Exchange Commission,
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jefferies Group Inc.
Definitive 14A
Filed on April 10, 2007
File Number 001-14947
Dear Mr. Geishecker:
     Reference is made to the additional comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above-referenced Proxy Statement (the “2006 Proxy Statement”) in the letter (the “Comment Letter”) dated January 16, 2008, which we received January 31, 2008, addressed to Mr. Richard B. Handler, Chief Executive Officer of Jefferies Group, Inc. (“Jefferies” or “we” or “us”). This letter follows the commission’s original letter dated September 26, 2007 and our response to that letter dated December 10, 2007.
     The Staff’s comments in the Comment Letter are copied below in italics for your reference, and are followed by our response.
1.    Although you have provided us with additional information to consider in better understanding your disclosure, it is not clear how you intend to comply with each of our comments in future filings. Notwithstanding the assertion set forth in the second paragraph of your introductory remarks, provide us with a clear indication of the extent to which you intend to comply with each of the comments in future filings and clear representations of how you propose to implement any revisions that are required to be made.
     We expect to provide additional disclosure by adding discussions in our future filings consistent with our responses to Items 1, 2, 5, 7, 8, 10 and 11 in our letter of December 10, 2007. With respect to Item 4, we believe that our disclosure of the role of individual performance accurately reflected the methodology and approach used by the Compensation Committee and will seek to further enhance disclosure to make the rationale for this approach more clear to the reader. With respect to Item 6, we note that in 2007 our executives did not use company chartered aircraft for personal purposes and we do not expect such use in the future, so we presently do not anticipate any future disclosures related to aircraft use. Our responses to items 3 and 9 of the Staff’s letter dated September 26, 2007, are set forth in responses to the paragraphs below.

2.    Refer to comment 3 of our letter dated September 26, 2007. With respect to the omission of the performance objectives that are tied to your named executive officer’s incentive compensation, please advise us as to whether or not there are additional bases upon which you believe you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K.
     With respect to the portion of comment 3 relating to current year targets, we have concluded that disclosure of present year targets would not be material to an investor’s understanding of the prior year compensation. We note that it is our practice not to provide earnings guidance and disclosure of specific current year targets could be inappropriately construed as guidance.
     With respect to the portion of comment 3 relating to prior year targets, we believe that the extensive discussion of how targets are used by our Committee provides a more complete understanding to the reader without specific targets and that specific target numbers are not material to an understanding of the Committee’s compensation practices. Our Compensation Committee does not focus on specific targets, but uses them as a center point to interpolate bonus amounts within a range of potential results based on the three measures of performance discussed. It is the ranges of compensation and the amount of deviation from the targets that reveals the flexibility of the compensation structure and provides investors with an accurate understanding of the compensation arrangement. We have disclosed the range of percentages indicating the top and bottom of the range in order to provide investors with an understanding of the range of compensation possibilities. We have also indicated where our performance fell within that range and the resulting bonuses. We have also discussed how difficult we believe those targets would be to achieve, noting that the Committee believes the targets were “substantially uncertain at the time they were established and were set at levels that would make target performance attainable only with continued high level performance, and above target payouts attainable only through significant effort and exemplary performance.” We note that our 2007 results were “Below Target” and that as a result none of our executive officers received discretionary incentive compensation for 2007. Thus, in our view, the disclosure of the precise targets that were not achieved for 2007 is not material to an understanding of the Committee’s compensation processes.
     We will continue to evaluate materiality in light of any changes to the committee’s processes and evolving guidance from the Commission. We believe that continued disclosure of the ranges used, the measuring criteria, the company’s results within those ranges, and the resulting bonus payouts provides investors with all the information necessary for a clear understanding of our compensation process. Nevertheless, though we do not believe disclosure of targets would be material for the reasons described above, we are inclined to include targets in future years when performance is within the range which would result in payment of a bonus.
3.    We note your response to comment number 9 of our letter dated September 26, 2007. Please note that our question does not ask about the calculation of the benefits and payments to which you refer in your response. We are asking how you determined the level of payments. If the level of payments were determined by negotiation, so state. If you determine such levels from “policies or contractual terms,” please clarify this in future filings.
     The only payments to our named executives which are responsive to the referenced section and comment are the result of the application of our general firm-wide policies and either restricted stock or restricted stock unit agreements that are in place for all employees who receive equity based awards. The precise level of payments under these general policies was determined through reference to general industry practice and compensation trends and is applicable to all our employees as described in the 2006 Proxy Statement. The number and vesting terms of restricted stock shares or units awarded to our executives is discussed at length in the notes to the Grants of Plan Based Awards Table on pages 19-23 of the 2006 Proxy Statement. We will provide additional clarification of these matters in future filings.
     Jefferies Group, Inc. acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert D. Ming

Robert D. Ming Assistant Secretary